UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2013

Commission File Number 001-35298

OCEAN RIG UDW INC.

10 Skopa Street, Tribune House

2nd Floor, Office 202, CY 1075

Nicosia, Cyprus

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is a copy of the press release of Ocean Rig UDW Inc., dated March 22, 2013: Ocean Rig UDW Inc. Announces Availability of 2012 Annual Report on Form 20-F.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCEAN RIG UDW INC.

Dated: March 22, 2013	By: /s/George Economou
George Economou
Chief Executive Officer

Exhibit 99.1

 OCEAN RIG UDW INC. ANNOUNCES AVAILABILITY OF

2012 ANNUAL REPORT ON FORM 20-F

Nicosia, Cyprus – March 22, 2013 – Ocean Rig UDW Inc. (NASDAQ:ORIG) (the “Company” or “Ocean Rig”), a global provider of offshore deepwater drilling services, today announced that its annual report on Form 20-F for the year ended December 31, 2012 (the “Annual Report”) has been filed with the U.S. Securities and Exchange Commission. The Annual Report may also be accessed through the Ocean Rig website, www.ocean-rig.com, at the Investor Relations section under Quarterly and Annual Reports.

Shareholders may also request a hard copy of the Annual Report, which includes the Company’s complete 2012 audited financial statements, free of charge by contacting Capital Link Inc., the Company’s investor relations advisor, using the contact details provided below.

About Ocean Rig

Ocean Rig is an international offshore drilling contractor providing oilfield services for offshore oil and gas exploration, development and production drilling, and specializing in the ultra-deepwater and harsh-environment segment of the offshore drilling industry. The company owns and operates 10 offshore ultra deepwater drilling units, comprising of 2 ultra deepwater semisubmersible drilling rigs and 8 ultra deepwater drillships, 3 of which remain to be delivered to the company during 2013 and 1 during 2015.

Ocean Rig’s common stock is listed on the NASDAQ Global Select Market where it trades under the symbol “ORIG.”

Visit the Company’s website at www.ocean-rig.com.

Contact:

Investor Relations / Media:

Nicolas Bornozis

Capital Link, Inc. (New York)

Tel. 212-661-7566

E-mail: oceanrig@capitallink.com

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